Exhibit 99.6

NICE to Help Shape Global Standards for Customer Authentication
as Newest Member of FIDO Alliance

NICE brings expertise in effortless voice-based authentication, helping FIDO specifications expand beyond online channel

RA’ANANA, ISRAEL, November 17, 2014 – NICE Systems (NASDAQ: NICE) today announced that it has joined the FIDO (Fast IDentity Online) Alliance, an organization aimed at shaping global specifications and standards for simplified user authentication. Together with other FIDO members, including various industry leaders, NICE will help make authentication both stronger and easier to use by end customers.

NICE will lend its expertise in effortless, voice-based authentication. This will help expand the efforts of the Alliance beyond the online channel to other areas where effortless authentication methods are in demand, such as the contact center.

NICE’s Real-Time Authentication solution enables organizations to authenticate customers in a matter of seconds, during the natural course of a conversation. The underlying technology, based on voice biometrics, uses a customer’s unique voice print to automatically confirm their identity. NICE’s Seamless™ Passive Enrollment process uses previous call recordings to automatically enroll customers in the program, making this another fundamental element in reducing customer effort.

Miki Migdal, President, NICE Enterprise Product Group
“NICE is committed to the core values of the FIDO Alliance to improve the customer experience throughout the authentication process. This includes moving away from passwords and towards customer-centric methods that reduce customers’ effort while ensuring their protection. Regardless of how consumers choose to interact with organizations along the customer journey – whether by phone, company website, online chat, or face-to-face at the branch – organizations must get closer to their customers so that they can remove service barriers and provide an exceptional experience.”

Michael Barrett, FIDO Alliance President
“We are excited to welcome our newest associate member, NICE. The FIDO vision of universal strong authentication promises better security, enhanced privacy, more commerce and expansion of services throughout digital industries. NICE’s addition to our Alliance supports our industry goal to make user authentication easier and safer for all parties.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.